Meerie M. Joung, Esq.
Direct Dial: (617) 951-8840
E-Mail: meerie.joung@bingham.com
March 30, 2009
VIA EDGAR AND FEDERAL EXPRESS
Jeffrey R. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-0404

Re:	Amicus Therapeutics, Inc.
Form 10-K
Filed February 8, 2008
File No. 001-33497
Dear Mr. Riedler:
On behalf of our client, Amicus Therapeutics, Inc., a Delaware corporation (the “Company” or “Amicus”), in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”), set forth below are the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated March 23, 2009 (the “Comment Letter”). For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.
Comment
Compensation Discussion and Analysis
1.
We note your response to our comment requesting a comprehensive analysis supporting your conclusion that disclosure of your corporate and individual goals would likely cause you to suffer competitive harm. Please note that your analysis is not sufficiently detailed for us to consider whether confidential treatment is appropriate. Please provide a more detailed analysis. Your analysis should more clearly describe each goal and how such information is likely to cause competitive harm, as opposed to conclusory statements that the information is a trade secret. Please note, you may request confidential treatment for information provided in your response letter pursuant to Rule 83. For example, you have previously stated that individual objectives are based on a variety of factors including company growth, leadership, clinical and regulatory process, development and integration of departments, establishment of presences in the biopharmaceutical community, and scientific advancement.

U.S. Securities and Exchange Commission

•	How have these goals been defined? To what extent have they been quantified?

•
Was a specific objective set relating to company growth? If a specific target or goal was set, please describe it. The description should be quantified to the extent that the communicated goal was quantified.

•
What were the specific goals relating to clinical and regulatory progress? To the extent that you believe the disclosure of these goals would cause competitive harm, please describe the specific harm disclosure may cause. Please note that if you have previously discussed your expectations relating to achievement of any of these milestones in other contexts, confidential treatment may not be appropriate.

Response: In response to the Staff’s comment, the Company understands the Staff’s request for additional detail in support of the Company’s position that disclosure of specific company and individual goals and objectives should be properly excluded from the Form 10-K in accordance with the exemption provided in Instruction 4 to Item 402(b) of Regulation S-K (“Instruction 4”). The Company provides such additional detail below and simultaneously herewith is submitting a request for confidential treatment of the specific portions of the descriptions of the company goals and objectives which, if publicly disclosed, would cause competitive harm (the “Confidential Information”). Pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, the Confidential Information has been omitted from this letter being filed with the Commission via Edgar. A copy of this letter indicating the Confidential Information has been filed separately with the Commission pursuant to this request for confidential treatment.
Where portions of specific goals and objectives provide general information about the Company’s current overall direction, business and operations, then the Company has attempted to isolate such portions and intends on a going forward basis to disclose such general information in a manner which allows a reader to understand in detail how the Company determines appropriate compensation for its named executive officers. However, if specific goals and objectives reveal confidential clinical and regulatory pathway information, scientific discoveries or research developments, therapeutic product strategies and other similar information which if disclosed would provide the Company’s competitors with information which the Company ordinarily takes reasonable business measures to protect, then such specific goals and objectives should not and would not be disclosed.
[***] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

U.S. Securities and Exchange Commission

The issue of disclosure in this context presents an acute challenge for the Company. With respect to corporate goals and objectives, this is true mostly because the Company is, by definition, a clinical and research and development stage company. Accordingly, with no marketed products, the organizational goals and objectives are focused primarily on clinical and regulatory matters, scientific research and discovery information, and other confidential drug development strategies. With respect to personal goals and objectives, as previously explained to the Staff and as the Company has disclosed (and will continue to disclose), the Company’s chief executive officer (CEO), with input from the management team and from any other source deemed appropriate, oversees the establishment of specific goals and objectives for each named executive officer at the beginning of each year. The Compensation Committee has no involvement in that individual goal-setting process. Because of the dynamic nature of the business, the goals and objectives are fluid throughout the year and often are adjusted depending upon data received, clinical trial information, scientific developments, financial conditions and the like. The Company believes that it has disclosed the relevant information related to individual executive performance that is considered by the Compensation Committee in making its determinations on executive compensation, but is providing yet further detailed information here to the extent possible.
As requested and as discussed, our response below includes: (1) a description of the specific Company goals for 2007 and an analysis of the competitive harm that would result from the disclosure of portions of such goals, and (2) further information on specific individual goals and objectives for 2007 in response to the Staff’s request for more detail relevant to how the Compensation Committee sets executive compensation for the named executive officers.
Company’s 2007 Corporate Goals
The Company’s Corporate Goals for 2007 included the following six items:
1. [***.]
2. [***.]
3. [***.]
4. Complete “Stage 1” proof of concept studies in Parkinson’s by third quarter.
5. [***.]
6. Establish corporate partnership that helps build significant value by second quarter.
The first three goals stated above relate to the timing of the Company’s efforts to advance the clinical development of the Company’s lead programs [***]. These goals reflect an overall strategy for the development of the Company’s products and reveal the assumptions on what actions will be needed to carry out that strategy. Disclosure of these goals would allow the Company’s competitors to draw meaningful conclusions about factors determining the likelihood of the Company reaching certain clinical development and regulatory milestones and allow them to extrapolate the Company’s clinical and regulatory strategy. Understanding these elements would therefore allow the Company’s competitors to prepare counter strategies that could adversely affect the Company. For example, by knowing when and with what types of studies the Company intends to approach regulatory authorities, competitors will be able to prepare against competition from the Company in a more effective way by, for example, initiating similar studies, preparing commercial counter-strategies, and developing medical messaging around the Company’s programs.
[***] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

U.S. Securities and Exchange Commission

Additionally, in order to understand why the Company adjusted particular goals or did not meet other goals, the Company may have to disclose in certain instances how it specifically changed its development strategy. For example, in order to understand why the Company did not meet its enrollment goal in one study, might require an explanation of how the Company changed its strategic approach in a way that would require further disclosure of sensitive information. In the Company’s particular competitive context, where the Company is developing medicines for rare diseases that affect only tens of thousands of patients and its major competitor has significantly greater resources to compete in the market, disclosure of such information would harm the Company’s ability to compete.
With respect to the fifth goal, the Company has not publicly disclosed that it was conducting research in the application of pharmacological chaperones to [***]. The particular targets that the Company is pursuing in its early stage research are proprietary and confidential. Should competitors learn that we are researching the application of pharmacological chaperones to particular disease areas and, more specifically, certain targets within a disease area, they would be able to focus their own research efforts in the same areas. This could result in the Company losing opportunities for developing new applications for its technology and opportunities for intellectual property protection for its research, which is one of the core aspects of the Company’s business model.
The Company does not request confidential treatment for the fourth and sixth goals and would include those goals in its disclosure. In future filings with the Commission, the Company will include and exclude similar disclosure when discussing corporate goals and objectives.
Individual Goals and Objectives
The Company believes that it has disclosed the relevant information related to individual executive performance that is considered by the Compensation Committee in making its determinations on executive compensation. As the Company has noted in its disclosure, the Compensation Committee does not set the individual objectives of the named executive officers, and does not review the performance of those officers against their objectives in making compensation determinations. Rather, the Company’s CEO, as part of his management responsibility, is responsible for ensuring that objectives for each named executive officer are set and for reviewing the executive’s performance against those objectives. The Compensation Committee largely bases its compensation determinations for a named executive officer on the assessment by the CEO of that individual’s key accomplishments in support of the Company’s goals. Therefore, disclosure of the specific individual goals and objectives of each named executive officer is not relevant to an investor’s understanding of how the Compensation Committee makes its compensation determinations because those goals are not reviewed by the Committee in determining compensation.
[***] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

U.S. Securities and Exchange Commission

In further response to the Staff’s comment, the Company proposes revised disclosure for the Form 10-K as set forth below. This proposed disclosure includes further clarification of how individual objectives established at the beginning of the year are utilized by our chief executive officer in making his recommendation to the Compensation Committee as to the appropriate individual multiplier for each named executive officer, other than the chief executive officer himself. The disclosure with respect to the individual multiplier would have been expanded on page 19 of the Company’s proxy statement filed on April 25, 2008 as detailed below, with the additional proposed revised disclosure underlined in the text below. Yet further additional language added in response to the Staff’s most recent comments is further highlighted in bold and italics.
In future filings with the Commission, the Company will include similar disclosure when discussing individual objectives and the individual multiplier.
The Individual Multiplier
In addition, the plan provides for an individual multiplier that is determined based upon the individual performance year end rating. The multiplier may typically range from 0%-120+%. Individual multipliers for 2007 for named executive officers ranged from 100% to 120%. The individual multiplier for each executive is determined after considering several factors including achievement of individual objectives, departmental or organizational performance, and other significant accomplishments.
Individual objectives are necessarily tied to the particular area of expertise of the executive and are designed to support the Company’s achievement of its corporate goals. Individual objectives are based on a variety of factors, including the following categories: company growth; leadership; clinical and regulatory progress; development and integration of departments; establishment of presence in the biopharmaceutical community; and scientific advancement. These objectives are set with the belief that full achievement will be difficult and challenging, but attainable, so long as the officer is fully committed to their accomplishment through significant effort and dedication to the Company’s strategies, and an ability to quickly adapt to a constantly evolving business environment. Achievement of these objectives is measured relative to external forces, internal resources utilized and overall individual effort. Although the individual objectives serve as a meaningful means of supporting the Company’s goals and evaluating individual performance, their achievement is not necessarily tied to the determination of each named executive officer’s individual multiplier.
[***] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

U.S. Securities and Exchange Commission

Our chief executive officer’s individual performance is measured by the Company’s ability to meet its corporate goals and is reviewed and approved by our Chairman of the Board and the Compensation Committee. Individual performance objectives of our other named officers are determined by the executive officer to whom each named executive officer reports, but are neither reviewed or approved by the Compensation Committee. Rather, these objectives serve as a measuring tool for our chief executive officer in formulating his recommendation to the Compensation Committee as to the appropriate individual multiplier for each named executive officer. During the annual review process, the Company’s chief executive officer discusses with the Compensation Committee his overall evaluation for each executive which includes each executive’s performance and accomplishments as they relate to the Company’s corporate goals, departmental performance, and other significant accomplishments. However, this discussion does not include a presentation to the Compensation Committee as to how each named executive officer performed relative to his individual objectives. While the Compensation Committee relies heavily on the chief executive officer’s evaluation of the other named execution officers, it also considers the degree of difficulty in attaining the Company’s goals and the executive’s accomplishments. In considering the degree of difficulty, the Compensation Committee considers factors such as the influence of external events, including unanticipated clinical events and regulatory timelines, and the effort expanded by executives. The Compensation Committee reviews and discusses their evaluation of the Company’s chief executive officer’s performance and accomplishments in executive session along with the Chairman of the Board and without the presence of the chief executive officer.
[***] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

U.S. Securities and Exchange Commission

* * * *
Should you wish to discuss the contents of this letter at any time, please do not hesitate to contact Meerie M. Joung at (617) 951-8840 of Bingham McCutchen LLP.
Very truly yours,
/s/ Meerie M. Joung
Meerie M. Joung, Esq.

cc:	Mike Rosenthall, U.S. Securities and Exchange Commission
John F. Crowley, Amicus Therapeutics, Inc.
Geoffrey Gilmore, Amicus Therapeutics, Inc.
Julio E. Vega, Esq., Bingham McCutchen LLP
[***] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

AMICUS THERAPEUTICS, INC.
6 Cedar Brook Drive
Cranbury, NJ 08512
March 30, 2009
Jeffrey R. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-0404

Re:	Amicus Therapeutics, Inc.
Form 10-K
Filed February 8, 2008
File No. 001-33497
Dear Mr. Riedler:
In connection with the response letter dated March 13, 2009 submitted on our behalf, Amicus Therapeutics, Inc., a Delaware corporation (the “Company”), in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter March 23, 2009, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you wish to discuss the foregoing at any time, please do not hesitate to contact Julio E. Vega at (617) 951-8901 of Bingham McCutchen LLP or the undersigned, the Chief Executive Officer of the Company, at (609) 662-2000.
Very truly yours,
/s/ John F. Crowley
John F. Crowley
Chief Executive Officer

cc:	Mike Rosenthall, U.S. Securities and Exchange Commission
James E. Dentzer, Amicus Therapeutics, Inc.
Geoffrey Gilmore, Amicus Therapeutics, Inc.
Julio E. Vega, Esq., Bingham McCutchen LLP
Meerie M. Joung, Esq., Bingham McCutchen LLP